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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2003

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes ☐    No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

For Immediate Release
5 March 2003

Provalis plc

Interim Results
For The Period Ended 31st December 2002

        Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, is pleased to announce its interim results for the period ended 31st December 2002.

Highlights

Group

  •
  Strong sales growth of 92% to £7.1m; 76% of the prior full year's sales

  •
  Group pre-tax loss reduced substantially (63%) to £1.2m (1H2002, loss of £3.2m)

  •
  Provalis now break-even at the pre-research and development (R&D) level excluding the loss on termination of discontinued activities

  •
  Group profitable at EBITDA level (£0.3m) excluding discontinued activities (1H2002, loss of £2.3m)

  •
  Closing cash of £7.3m further boosted by the initial £1.5m receipt from Dr Falk Pharma in February 2003.

Medical Diagnostics

  •
  Sales advance to £1.6m (1H2002, £0.4m)

  •
  Losses reduced by 47% to £0.9m (1H2002, £1.7m)

  •
  Glycosal® penetrates the US market

  •
  Development of G5 continues to make progress

Healthcare

  •
  Sales increase by 77% to £5.5m (1H2002, £3.1m), 8% up on 2H2002 (£5.1m)

  •
  Operating profit increased to £1.3m (1H2002, £0.1m)

  •
  Diclomax® sales maintained at £3.3m (2H2002, £3.3m)

  •
  Stepping up search for new products to accelerate sales growth

        Commenting on these results, Provalis Chairman Frank Harding said, "As we anticipated, sales of Glycosal®, our lead diabetes diagnostic product, have grown strongly in the US, and the level of sales of Diclomax®, our lead pharmaceutical product, has been maintained. Whilst significant challenges remain, I feel this performance bodes well for the longer-term future of the Group"

        Phil Gould, CEO of Provalis, added "I am encouraged by the success of the sales levels reached with both Glycosal® and Diclomax®. We have achieved our first financial target of breaking even at the pre-R&D level"

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833463
Mr Neil Kirkby, Provalis plc, Tel: 01244 833552
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000
 Provalis' Internet Website; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the rate at which operating losses are incurred; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the execution of development, licensing, research, manufacturing and other collaboration agreements with third parties; the progress of the Group's continuing research and development activities; uncertainties related to future trial results and the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's healthcare and medical diagnostics divisions to finance the ongoing development of these businesses as well as the Group's research and development activities; the impact of future laws, regulations and policies; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

Notes to Editors

Provalis plc (LSE:PRO and NASDAQ:PVLS) is a pharmaceutical company with two operating divisions:-

  •
  Medical Diagnostics—develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

  •
  Healthcare—sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division's principle product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Group

        There are two key elements to the headline achievements of the last six months. Whilst the success of Glycosal®, our diabetes diagnostic product, in the USA quite understandably takes centre stage, equally pleasing has been the maintaining of the level of sales of Diclomax® by the Healthcare division. Together, these two products should help Provalis to deliver the financial and operating goals for the full year.

        The growth in sales by the Medical Diagnostics business, which has lower margins than the pharmaceutical activities, resulted in the group gross margin reducing slightly to 56% in the first half from the 61% we reported during the second half of 2002. We expect this trend to continue as diagnostic sales become an increasingly larger part of our overall sales mix.

        These interim results show a pre-tax loss of £1.2m. Excluding R&D costs (£1.0m) and the loss on termination of discontinued activities (£0.2m) the result is break-even. The Group is now within sight of breaking even at the EBITDA level (see note 4). The reduction in R&D spend following the cessation of certain vaccine R&D activities should deliver further improvements to the result in the second half of this financial year.

Provalis plc—Interim Results
for the six months ended 31 December 2002

        Our closing cash position was £7.3m. Following the recently announced agreement with Dr Falk Pharma, the cash position for the Company was further improved by the receipt of £1.5m in February 2003, with another £1.5m due in January 2004 and up to a further £2.0m due in January 2005. In addition, the National Assembly For Wales has recently awarded the Company a grant of up to £0.95m (payment being linked to capital expenditure and employment creation) to support manufacturing expansion, for existing and new diabetes diagnostic products.

        Provalis has sufficient funding for its present operational business needs.

Medical Diagnostics—Glycosal accelerates

        HbA1c testing, and the regular use of Glycosal instruments and cartridges is not yet a routine clinical practice at the point of care in our major markets. However, this is rapidly changing. Our growing medical diagnostics business reflects the need for products which allow both physicians and patients a route to better management of diabetes. We continue to channel our efforts to ensure these needs are met.

        Six months ago in our full year report we outlined the difficulty of predicting how initial stocking orders for Glycosal would ultimately translate into regular repeat sales. We are now in a better position to judge the outcome and are encouraged by what we have seen.

        During the half year we recorded diagnostics sales of £1.6m, with £0.5m coming from sales of Glycosal instruments and £1.0m from the associated test cartridges and controls. These sales were substantially higher than the division's total sales of £0.4m reported for the same period last year and resulted in the Medical Diagnostic division's losses decreasing to £0.9m (1H2002, £1.7m).

        The sales success of Glycosal in the US has been the main driver of this growth and thanks to the excellent efforts of our joint marketing partner Cholestech, we expect this success to continue.

        We shipped ~3,000 instruments during the first half year, including the one-off supply of 1,300 to Abbott Laboratories. This is more than the total number of instruments previously sold since launch of the product some three years ago. Looking forward, we are on course to sell at least 1,500 more instruments this year.

        We sold ~550,000 cartridges during the first half year which again is more than the combined totals for 2001 and 2002. We now have a strong order book and can already report sales and firm orders for cartridges in excess of £0.8m for the second half of the financial year, with the 1 millionthcartridge for this year due for delivery during April. We are also now seeing the first firm evidence of significant, repeat, cartridge use from the US market. However, although the level of usage we are seeing is promising, until the installed base of instruments becomes more established, future cartridge demand will remain difficult to predict.

        Glycosal was again certified as passing the revised and more stringent National Glycohaemoglobin Standardisation Programme (NGSP) requirements. This should support continued sales growth in the US.

Healthcare—Diclomax transforms sales

        Healthcare turnover was boosted 77% to £5.5m (1H2002, £3.1m) mainly from the acquisition of Diclomax announced in December 2001. The division achieved an operating profit of £1.3m over the half year compared to £0.1m in the same period last year. Compared to the second half of last year, sales were £0.4m (8%) up.

        Sales of our leading product Diclomax were maintained at £3.3m in the first half, in line with the preceding half year. Although we think some wholesaler de-stocking has taken place since the end of the first half, prescription trends remain promising, and we believe the Diclomax peak sales potential is higher than current levels. This product will be the primary focus of our sales force for the remainder of this year, in both the UK and Ireland.

        Other pharmaceutical sales increased to £2.1m and were 18% up on the previous half-year. This comparative period last year included a small amount of sales of Pennsaid (£0.1m), a product licensed from Dimethaid Research Inc. Dimethaid unexpectedly and unjustly terminated this license agreement and Provalis has now submitted a claim for arbitration in the UK for recovery of its investment in Pennsaid.

        The success of Diclomax allows us to step up our search for new products for promotion by our nationwide sales force, which should accelerate the sales growth of this division. We have refocused our portfolio priorities and are now more focussed on ownership of products, rather than being appointed as a distributor. Some of the cash which Provalis will receive over the next two years (up to £5.0m) resulting from the modification of the distribution agreement with Dr Falk Pharma will be used to support the acquisition of such products. As we announced on 3rd February 2003, this distribution agreement, which previously was for the UK only and was to continue until 2010, was amended to include Ireland from January 2003, and to terminate for all territories on 31st December 2004.

New product development—G5 due for trials in the US

        G5, our next generation diabetes management diagnostic product, intended to be available for home use on prescription, continues to make progress. Pre-production manufacturing prototypes are available which technically perform well. The product is currently undergoing the scale up of plastics moulding to the levels necessary for commercial production; this has been technically demanding. Nevertheless, trials of G5 are scheduled to start in the US in late spring and we are continuing discussions with a number of potential distributors, with interested companies currently conducting their own market research to help define the specification of the product for the home market. Final timing of product launch will depend on the level of customisation required by our eventual partner.

        Our longer term development project Micro G, a diabetes management diagnostic test intended to be available for home use without prescription (over the counter), has now commenced its first planning cycle. A project specialist has been appointed to start market research studies for Micro G design.

Non core businesses

        Provalis has stopped all major expenditure within the Vaccines R&D division, other than direct patent support. The financial results for the current half year include £0.7m of costs (including termination costs) for Vaccines R&D. We anticipate only £0.1m of residual expenses during the second half of this year. We have retained our interest in those programmes licensed to, and funded by, third parties and remain in discussions with interested parties who have expressed an interest in acquiring certain of the vaccine programmes.

Outlook for the Full Year

        The Board is pleased with the Group's performance in the first half of this financial year, and intends to build on this during the second half. The Group's funding position has been considerably improved, both by the Falk arrangement and by the continued reduction in operational cash burn, maintaining our progress towards the goal of financial self-sufficiency. The continued penetration of Glycosal in the US market, coupled with the promotion of Diclomax in the UK and, in future, Ireland, should ensure strong growth in 2003 group turnover over the prior year.

Frank Harding Chairman	Philip Gould Chief Executive

4th March 2003

Consolidated Profit and Loss Account
for the six months ended 31 December 2002

	Notes	6 months ended 31 Dec 2002 (Unaudited) £'m	6 months ended 31 Dec 2001 (Unaudited) £'m	Before Exceptional Item Year ended 30 June 2002 (Audited) £'m	Exceptional Item Year ended 30 June 2002 (see Note 3) (Audited) £'m	Year ended 30 June 2002 (Audited) £'m
Turnover	1
-Continuing Activities		7.1	3.5	9.1	—	9.1
-Discontinued Activities		—	0.2	0.3	—	0.3

		7.1	3.7	9.4	—	9.4
Cost of sales		(3.1)	(1.9)	(4.1)	—	(4.1)

Gross profit		4.0	1.8	5.3	—	5.3
Selling and distribution expenses		(1.6)	(1.4)	(3.2)	—	(3.2)
Amortisation	4,6	(0.7)	(0.2)	(0.9)	(0.5)	(1.4)
General and administration costs		(1.8)	(1.5)	(2.8)	—	(2.8)
Research and development costs		(1.0)	(2.0)	(3.3)	—	(3.3)

Operating loss
-Continuing Activities		(0.7)	(2.6)	(3.7)	(0.5)	(4.2)
-Discontinued Activities		(0.4)	(0.7)	(1.2)	—	(1.2)

		(1.1)	(3.3)	(4.9)	(0.5)	(5.4)
Loss on termination of discontinued activities	1	(0.2)	—	—	—	—

Loss on ordinary activities before interest		(1.3)	(3.3)	(4.9)	(0.5)	(5.4)
Interest receivable		0.1	0.1	0.2	—	0.2

Loss on ordinary activities before taxation	1	(1.2)	(3.2)	(4.7)	(0.5)	(5.2)
Taxation	2	—	0.3	0.4	—	0.4

Loss for the period		(1.2)	(2.9)	(4.3)	(0.5)	(4.8)

Loss per ordinary share —basic and diluted	5	(0.4p )	(1.2p )			(1.9p )

        The Group has no recognised gains and losses other than the losses above and therefore no separate statement of total recognised gains and losses has been presented.

        The accompanying notes are an integral part of this Consolidated Profit and Loss Account.

Reconciliation of Movements in Shareholders' Funds
for the six months ended 31 December 2002

	6 months ended 31 December 2002 (Unaudited) £'m	6 months ended 31 December 2001 (Unaudited) £'m	Year ended 30 June 2002 (Audited) £'m
Shareholders' funds at the start of the period	15.9	10.6	10.6
Share capital issued	—	—	10.8
Share issue costs	—	—	(0.7)
Loss for the period	(1.2)	(2.9)	(4.8)

Shareholders' funds at the end of the period	14.7	7.7	15.9

        The accompanying notes are an integral part of this Reconciliation of Movements in Shareholders' Funds.

Consolidated Balance Sheet
at 31 December 2002

	Notes	31 December 2002 (Unaudited) £'m	31 December 2001 (Unaudited) £'m	30 June 2002 (Audited) £'m
Fixed assets
Intangible assets	6	13.3	15.2	14.0
Tangible assets		1.6	1.6	1.6
Investments—restricted deposits	7	—	4.5	4.9

		14.9	21.3	20.5

Current assets
Stocks		1.7	1.5	1.4
Debtors		2.2	4.0	2.4
Cash at bank and in hand		7.3	2.3	10.4

		11.2	7.8	14.2
Creditors: Amounts falling due within one year		(7.3)	(8.1)	(7.5)

Net current assets (liabilities)		3.9	(0.3)	6.7

Total assets less current liabilities		18.8	21.0	27.2

Creditors: Amounts falling due after more than one year		(4.1)	(8.8)	(6.4)
Provisions for liabilities and charges	7	—	(4.5)	(4.9)

Net assets	1	14.7	7.7	15.9

Capital and reserves
Called-up share capital	8	3.3	2.3	3.3
Share premium account	8	24.1	15.0	24.1
Merger reserve	8	96.3	96.3	96.3
Profit and loss account	8	(109.0)	(105.9)	(107.8)

Equity shareholders' funds		14.7	7.7	15.9

The accompanying notes are an integral part of this Consolidated Balance Sheet.

The interim financial statements were approved by the Board of Provalis plc on 4 March 2003.

Consolidated Cash Flow Statement
for the six months ended 31 December 2002

	Notes	6 months Ended 31 December 2002 (Unaudited) £'m	6 months Ended 31 December 2001 (Unaudited) £'m	Year Ended 30 June 2002 (Audited) £'m
Net cash outflow from operating activities	9a	(0.9)	(2.0)	(3.7)

Returns on investments and servicing of finance Interest received		0.1	0.1	0.2

Net cash inflow from returns on investments and servicing of finance		0.1	0.1	0.2

Taxation
R&D tax credit received		0.4	—	0.1

Net cash inflow from taxation		0.4	—	0.1

Capital expenditure and financial investment
Purchase of intangible fixed assets		(2.3)	(2.3)	(3.9)
Purchase of tangible fixed assets		(0.3)	(0.5)	(0.8)
Security deposit		—	(1.5)	—

Net cash outflow from capital expenditure and financial investment		(2.6)	(4.3)	(4.7)

Net cash outflow before management of liquid resources and financing		(3.0)	(6.2)	(8.1)

Management of liquid resources
Decrease (increase) in short term deposits		2.2	7.0	(0.5)

Net cash inflow (outflow) from management of liquid resources		2.2	7.0	(0.5)

Financing
Issue of ordinary shares		—	—	10.8
Share issue costs		—	—	(0.7)
Unsecured loan repayments		(0.1)	(0.2)	(0.3)

Net cash (outflow) inflow from financing		(0.1)	(0.2)	9.8

(Decrease) increase in cash		(0.9)	0.6	1.2

The accompanying notes are an integral part of this Consolidated Cash Flow Statement.

Notes to Accounts
for the six months ended 31 December 2002

1.    Segmental analysis by class of business

        The analysis by class of business of the group's turnover, profit/(loss) on ordinary activities before taxation and net assets is set out below:

	6 months ended 31 December 2002 (Unaudited) £'m	6 months ended 31 December 2001 (Unaudited) £'m	Year ended 30 June 2002 (Audited) £'m
Turnover
Continuing Activities
— Medical Diagnostics	1.6	0.4	0.9
— Healthcare	5.5	3.1	8.2

	7.1	3.5	9.1
Discontinued Activities*	—	0.2	0.3

	7.1	3.7	9.4

	6 months ended 31 December 2002 (Unaudited) £'m	6 months ended 31 December 2001 (Unaudited) £'m	Before exceptional item Year ended 30 June 2002 (Audited) £'m	Exceptional item Year ended 30 June 2002 (Audited) £'m	Year ended 30 June 2002 (Audited) Total £'m
Profit (loss) on ordinary activities before taxation
Continuing Activities
— Medical Diagnostics	(0.9)	(1.7)	(3.2)	—	(3.2)
— Healthcare	1.3	0.1	1.3	(0.5)	0.8
— Therapeutics R&D	(0.1)	(0.1)	(0.2)	—	(0.2)
— Common costs	(1.0)	(0.9)	(1.6)	—	(1.6)
— Net interest receivable	0.1	0.1	0.2	—	0.2

	(0.6)	(2.5)	(3.5)	(0.5)	(4.0)
Discontinued Activities*	(0.4)	(0.7)	(1.2)	—	(1.2)
Loss on termination of discontinued activities*	(0.2)	—	—	—	—

	(1.2)	(3.2)	(4.7)	(0.5)	(5.2)

*
Discontinued activities relate to certain programmes in the Vaccines Research Business of Therapeutics R&D, which were closed during the period. The costs of closure have been included in the "Loss on termination of discontinued activities".

	31 December 2002 (Unaudited) £'m	31 December 2001 (Unaudited) £'m	30 June 2002 (Audited) £'m
Net assets
— Medical Diagnostics	0.4	—	1.6
— Healthcare	5.1	5.1	3.9

	5.5	5.1	5.5
— Discontinued Activities	—	—	—

	5.5	5.1	5.5
Unallocated common assets including cash and deposits	9.2	2.6	10.4

Net assets	14.7	7.7	15.9

2.    Taxation

        The tax credit in the previous year represented a claim for refundable R&D tax credit. No claim has been made in the current period since the Group will benefit more from the use of the R&D allowances to reduce profits chargeable to corporation tax in the period.

3.    Exceptional Item

        The exceptional item included in the operating loss for the year ended 30 June 2002 reflected the write off of the net book value of the investment in Pennsaid® including both the cost of acquisition of the UK distribution rights and the value of the remaining stock holding. The legality of early termination of Provalis' rights under the distribution agreement by Dimethaid, the Canadian owner of Pennsaid®, is being challenged by Provalis.

4.    Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	6 months ended 31 December 2002 (Unaudited) £'m	6 months ended 31 December 2001 (Unaudited) £'m	Before exceptional item Year ended 30 June 2002 (Audited) £'m	Exceptional item Year ended 30 June 2002 (Audited) £'m	Year ended 30 June 2002 (Audited) Total £'m
Loss on ordinary activities before taxation	(1.2)	(3.2)	(4.7)	(0.5)	(5.2)
Interest	(0.1)	(0.1)	(0.2)	—	(0.2)
Amortisation	0.7	0.2	0.9	0.5	1.4
Depreciation (See note 9a)	0.3	0.1	0.4	—	0.4

EBITDA	(0.3)	(3.0)	(3.6)	—	(3.6)
Operating loss from discontinued activities	0.4	0.7	1.2	—	1.2
Loss on termination of discontinued activities	0.2	—	—	—	—

EBITDA excluding discontinued activities	0.3	(2.3)	(2.4)	—	(2.4)

        This note 4 has been included as an estimation of the free operating cashflow of the Group, both including and excluding discontinued activities.

5.    Loss per share

        The loss per share is based on the loss for the period of £1.2m (6 months ended 31 December 2001: £2.9m; full year 2002: £4.8m) and the weighted average number of ordinary shares in issue during the period of 330,360,181 (6 months ended 31 December 2001: 234,360,181; full year 2002: 258,294,428).

6.    Intangible assets

        The intangible assets represent the total cost of acquisition of Diclomax from Parke Davis on 3 December 2001 for £14.9m (including £0.4m of transaction costs). The asset is being amortised over a period of ten years. The consolidated profit and loss account for the six months ended 31 December 2002 contains an amortisation charge of £0.7m.

        The cash outflow associated with the acquisition was £2.3m in the half year. Cumulative repayments at 31 December 2002 totalled £6.2m. The remaining £8.7m of acquisition cost is held within creditors (with £4.1m due after more than one year) and is payable in weekly instalments over the next two years.

        As security for the payment of the remaining consideration, Parke Davis has a fixed and floating charge over the assets (excluding book debts) of Provalis Healthcare Limited.

7.    Restricted deposits

        Restricted deposits related to Research and Development (R&D) syndications. The deposits could only be used for the conduct of the contractual R&D or, in certain circumstances, in satisfaction of the Group's obligations to acquire third party interests in the syndications. A provision of equal amount was held in the balance sheet reflecting the Group's obligations to perform the R&D activities or acquire the third party interests. The restricted deposit held at 30 June 2002 was repaid to syndicate investors when the final syndicate was unwound in July 2002.

8.    Movements in equity shareholders' funds

	Called-up share Capital £'m	Share premium Account £'m	Merger Reserve £'m	Profit and loss Account £'m	Total £'m
Balance at 1 July 2002	3.3	24.1	96.3	(107.8)	15.9
Loss for the period	—	—	—	(1.2)	(1.2)

Balance at 31 December 2002	3.3	24.1	96.3	(109.0)	14.7

9.    Cash flow information

(a)
Reconciliation of operating loss to operating cash flows

	6 months ended 31 December 2002 (Unaudited) £'m	6 months ended 31 December 2001 (Unaudited) £'m	Year ended 30 June 2002 (Audited) £'m
Operating loss	(1.3)	(3.3)	(5.4)
Depreciation and impairment of tangible fixed assets	0.3	0.1	0.4
Amortisation of intangible fixed assets	0.7	0.2	1.4
Increase in stocks	(0.3)	(0.7)	(0.6)
Increase (Decrease) in trade creditors	0.3	1.1	(0.1)
(Decrease) Increase in other creditors	(0.4)	(0.1)	(0.1)
(Increase) Decrease in trade debtors	(0.2)	0.3	0.3
Decrease in other debtors and prepayments	—	0.4	0.4

Net cash outflow from operating activities	(0.9)	(2.0)	(3.7)

(b)
Reconciliation of net cash flow to movements in net funds

	6 months ended 31 December 2002 (Unaudited) £'m	6 months ended 31 December 2001 (Unaudited) £'m	Year ended 30 June 2002 (Audited) £'m
(Decrease) Increase in cash in the period	(0.9)	0.6	1.2
Repayments of unsecured loan	0.1	0.2	0.3
(Decrease) Increase in short term deposits	(2.2)	(7.0)	0.5

Movement in net funds in the period	(3.0)	(6.2)	2.0
Net funds at start of period	10.3	8.3	8.3

Net funds at end of period	7.3	2.1	10.3

c)
Analysis of changes in net funds

	As at 1 July 2002 £'m	Cashflow £'m	As at 31 December 2002 £'m
Cash	1.9	(0.9)	1.0
Short term deposits	8.5	(2.2)	6.3
Cash and deposits	10.4	(3.1)	7.3
Unsecured loan due in under one year	(0.1)	0.1	—
Net funds	10.3	3.0	7.3

        Short term deposits have a maturity of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the repayment of certain expenses. Cash includes cash in hand and deposits repayable on demand.

10.  Nature of financial information

        The interim results for the six months ended 31 December 2002 have been independently reviewed by the auditors, but they, and those for the six months ended 31 December 2001, have not been audited.

        The financial information set out herein does not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures for the year ended 30 June 2002 are extracted from the audited accounts for that year, which have been filed with the Registrar of Companies. The auditor's report on those audited accounts was unqualified and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.

        The interim report has been prepared on the basis of the accounting policies set out in the most recent set of annual financial statements.

Independent review report by KPMG Audit Plc to Provalis plc

Introduction

        We have been engaged by the company to review the financial information which comprises consolidated profit and loss account, reconciliation of movements in shareholders funds, consolidated balance sheet, consolidated cash flow statement and notes 1 to 10 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

        This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

        The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

        We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

        On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2002.

KPMG Audit Plc
Chartered Accountants

8 Princes Parade
Liverpool
L3 1QH

4th March 2003

END

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc
Date: March 5, 2003	By:	/s/ LEE GREENBURY Name: Lee Greenbury Title: Secretary

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SIGNATURES